801 W. Adams Street, Suite 600
Chicago, IL 60607

February 6, 2015

VIA EDGAR AND EMAIL
Mark P. Shuman, Branch Chief - Legal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:         Professional Diversity Network, Inc.
Registration Statement on Form S-3
Filed December 31, 2014
File No. 333-201341

Dear Mr. Shuman:

On behalf of Professional Diversity Network, Inc. (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated January 22, 2015 addressed to the Company with respect to the Company’s Registration Statement on Form S-3, filed with the Commission on December 31, 2014 (the “Registration Statement”). For your convenience, we have included the Staff’s comments below in bold text with the Company’s responses to each such comment following.

1.
It appears you may be relying on General Instruction I.B.6 of Form S-3 to register the primary offering of securities covered by the registration statement. If true, please confirm your understanding of the requirement that the aggregate market value of securities sold by you or on your behalf pursuant to the above-referenced instruction during the period of 12 calendar months immediately prior to, and including, the sale may not account for more than one-third of the aggregate market value of the voting and non-voting common equity held by your non-affiliates. Additionally, please ensure you disclose the public float and the amount of securities offered during the prior 12 months on the outside front cover of your prospectus. See Instruction 7 to General Instruction I.B.6 of Form S-3. Alternatively, please provide us with the calculations used to determine that you meet the $75 million public float set forth in General Instruction I.B.1.

The Company confirms its understanding of the requirement that the aggregate market value of securities sold by the Company or on its behalf pursuant to General Instruction I.B.6 of Form S-3 during the period of 12 calendar months immediately prior to, and including, the sale may not account for more than one-third of the aggregate market value of the Company’s voting and non-voting common equity held by its non-affiliates.

Mark Shuman
Securities and Exchange Commission
February 6, 2015

Additionally, in response to the Staff’s comment, the Company has revised the Registration Statement on the cover page to include the required disclosure.

2.
If you are relying on General Instruction I.B.6 of Form S-3 for the primary offering of securities being registered, please tell us how much of the $100,000,000 of securities that you are registering is currently accessible, in light of the one-third public float limitation set forth in that instruction and your current public float. Consider providing cover page disclosure in this regard.

In response to the Staff’s comment, the Company notes that of the $100,000,000 of securities that the Company is registering, $6,466,386 is currently accessible, in light of the one-third public float limitation set forth in General Instruction I.B.6 to Form S-3.

Additionally, in response to the Staff’s comment, the Company has revised the Registration Statement on the cover page to include the requested disclosure.

***

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to call the undersigned at (312) 614-0921 or Stephen E. Older at McGuireWoods LLP at (212) 548-2122.

Very truly yours, /s/ James Kirsch James Kirsch Chief Executive Officer